ACQUIRED SALES CORP. 31 N. Suffolk Lane Lake Forest, Illinois 60045 (847) 404-1964

March 8, 2010

Mr. John Reynolds
Securities And Exchange Commission
Washington, DC 20549

Mail Stop 3561

Re:          Acquired Sales Corp.
Form 10-K
Filed December 30, 2009
File No. 000-52520

Dear Mr Reynolds:

Acquired Sales Corp. (the “Company”) notes the receipt of your correspondence, dated February 26, 2010. Our response(s) are as follows:

General

Comment 1:

The company does not appear to have included the complete cover page required by Form 10-K. Specifically you have not indicated what Exchange Act section your securities are registered under. Please revise.

Response: The following text was inadvertently omitted from the cover of the 10-K:  “Securities registered under Section 12(g) of the Exchange Act: Common Stock, $0.001 par value per share, (Title of Class)”. The pending amended filing will include this language.

Comment 2:

We note that your Form 10-K does not contain page numbers. Please confirm that you will paginate all future Exchange Act reports.

Response: Pagination was inadvertently omitted in the EDGARization process on this filing. All future Exchange Act reports will include pagination.

Item 8A. Controls and Procedures

Comment 3:

It does not appear that your management has completed its assessment of internal control over financial reporting as of September 30, 2009, nor provided the disclosures set forth by Item 308T(a) of Regulation S-K. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. [further instruction omitted]

Response: The company is enhancing its procedures in accordance with rule as to assessment of internal control over financial reporting. The company will endeavor to complete the evaluation within 20 days of this response letter and amend our filing on even date. The amended filing will include the required management’s report on internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Comment 4:

Please revise to disclose any change in your lateral control over financial reporting identified in connection with your evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during your last fiscal quarter (the Fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

Response. The amendment of our filing referenced in response to Comment 3 will incorporate disclosure of any change in our lateral control over financial reporting.

Item 11 Security Ownership of Certain Beneficial Owners and Management

Comment 5:

We note disclosure elsewhere in your document that Mr. Jacobs has entered into irrevocable proxies with shareholders owning an aggregate of 2.9 million shares in addition to the shades associated with the Roberti Jacobs Family Trust and, as a result, “has voting control over 4,066,497 or 69.7% of [y]our outstanding common stock.” Your Item 11 disclosure does not present these shares and indicates that “[n]one of our officers or members of our board hold any stock.” Please revise your document to provide the information required by Item 403 of Regulation S-K based on the definition of beneficial owner contained in rule 13d-3. Also, clarify the relationship between the Roberti Jacobs Family Trust and Mr. Jacobs.

Response. In the amended filing, the stock over which Mr. Jacobs has voting control will be added to the table entitled: Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

        As for the relationship between the Roberti Jacobs Family Trust and Mr. Jacobs, Mr. Jacobs is one of the grantors of the trust corpus, Mr. Jacobs' mother in law Joan B. Roberti is the trustee and Mr. Jacobs' children are the beneficiaries. The trust is irrevocable.

Item 13 Certain Relationships and Related Transactions

Comment 6:

It appears that your loans with affiliated parties should be disclosed under this section pursuant to Item 404(d) of Regulation S-K. Please revise.

Response. The amended filing will disclose loans involving affiliated parties.

Exhibits

Comment 7:

Please file or incorporate by reference the exhibits required by Item 601 of Regulation S-K and list in the exhibits index. See for guidance Question 146.02 to the Compliance and Disclosure Interpretations.

Response: In the pending amendment, the exhibit index for the Form 10-K will list and incorporate by reference previously filed documents, including articles, bylaws, voting agreements, loan agreements and other material contracts, etc. as contemplated by Item 601.

Comment 8:

Your existing disclosure indicates that you borrowed a total of $20,000 from an affiliated party. Please revise to file the related loan agreements.

Response: See response to Comment 7.

Comment 9:

Please file the Letter Agreement referenced in financial statement footnote four as well as the warrant agreement.

Response: See response to Comment 7.

 Comment 10:

Please revise the Section 302 Certifications filed with your September 30, 2009 Form 10-K at Exhibits 31.1 and 31.2 to add the required introductory language referencing internal controls over financial reporting in paragraph 4, and remove the small business issuer references. Refer to Item 601 (b)31 of Regulation S-K.

Response: In the pending amendment, new Exhibits 31.1 and 31.2 will be filed which include the required introductory language referencing internal controls over financial reporting and references to small business issuers will be removed.

Signatures

Comment 11:

Please revise to have Mr. Jacobs sign your filing in his personal capacities as your Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer - if true, and Director. In addition, please revise to include the signatures of at least a majority of your directors. See General Instruction D(2) of Form 10-K.

Response: In the pending amendment, the signature page will be amended to include the signatures of at least a majority of our directors.

Thank you for your attention to our filing. We will endeavor to promptly address any other questions or concerns. In responding to your comments, the company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

Acquired Sales Corp.

/s/ Gerard M. Jacobs

Gerard M. Jacobs
Chief Executive Officer and Director